Exhibit A

NATIONAL FUEL RESOURCES, INC.
INCOME STATEMENT

	(Unaudited)
	Three Months Ended September 30, 2005	Twelve Months Ended September 30, 2005

	Actual	Actual

Operating Revenues	$53,607,608	$329,713,968

Operating Expenses:
Purchased Gas	52,628,430	318,571,042
Purchased Electric	(4,439)	(4,439)
Operation	1,174,129	3,735,859
Depreciation, Depletion
& Amortization	(24,251)	41,286
Franchise & Other Taxes	4,120	82,417

	53,777,989	322,426,165

Operating Income	(170,381)	7,287,803

Interest Income	247,323	1,010,665
Interest Expense	3,687	11,276

Net Income Before Taxes	73,255	8,287,192

Income Taxes:
Federal	55,470	2,570,496
State	(24,685)	603,639
Deferred	(125,684)	35,938

	(94,899)	3,210,073

Net Income	$168,154	$5,077,119